Exhibit 1.01

Diodes Incorporated
Conflict Minerals Report
for the Year Ended December 31, 2015

I. INTRODUCTION

This Conflict Minerals Report (“CMR” or “Report”) for DIODES INCORPORATED (herein referred to as “Diodes,” the “Company,” “we,” “us,” or “our”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1 to December 31, 2015 (the “2015 reporting period”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”).

The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

The Report covers activities of all Diodes majority-owned subsidiaries and variable interest entities that are subject to the Rule. The Rule imposes certain due diligence and reporting obligations on SEC registrants whose manufactured products (including products contracted to be made for that registrant) contain “conflict minerals” necessary to the functionality or production of those products. Conflict Minerals are defined as columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted), cassiterite (the metal ore from which tin is extracted), wolframite (the metal ore from which tungsten is extracted), gold, or their derivatives (collectively referred to as “3TGs”); or any other mineral or its derivatives as determined by the Secretary of State to be financing conflicts in the Democratic Republic of the Congo (“DRC”) or adjoining countries.

This Report has been prepared by the management of Diodes.

Diodes is committed to the responsible sourcing of raw materials globally in support of human rights, labor, health and safety, environment and ethics (for more information, please see http://www.diodes.com/sourcing_our_products.html ). This commitment includes our efforts to responsibly address conflict minerals in our products’ supply chain. This report describes our efforts during the 2015 reporting period, which demonstrate further meaningful progress.

The net number of 3TG smelters identified in our supply chain during 2015 increased from 72 to 92 due to our acquisition of Pericom Semiconductor Corporation (“Pericom”), changes in our suppliers and their sub-tier suppliers, additional information provided by suppliers and changes in the status of smelters under the Conflict Free Smelter Program (CFSP).

This Report has not been audited because the circumstances that would require an audit under the Rule are not present.  The Report can be found on Diodes’ website at http://diodes.com/pdfs/conflictmineralsreport2015.pdf

Diodes is a leading global manufacturer and supplier of high-quality application specific standard products within the broad discrete, logic, analog and mixed-signal semiconductor markets, serving the consumer electronics, computing, communications, industrial and automotive markets. Our products include diodes, rectifiers, transistors, MOSFETs, protection devices, function-specific arrays, single gate logic, amplifiers and comparators, Hall-effect and temperature sensors, power management devices, including LED drivers, AC-DC converters and controllers, DC-DC switching and linear voltage regulators, and voltage references along with special function devices, such as USB power switches, load switches, voltage supervisors, and motor controllers.  Our products are sold globally but primarily throughout Asia, North America and Europe.

We design, manufacture and market these semiconductors for diverse end-use applications. Semiconductors, which provide electronic signal amplification and switching functions, are the basic building-blocks that are incorporated into almost every electronic device.

Our product portfolio addresses the design needs of advanced electronic equipment, including high-volume consumer devices such as digital media players, smart phones, tablets, notebook computers, flat-panel displays, mobile handsets, digital cameras and set-top boxes. Our product line includes over 10,000 products and we shipped approximately 40 billion units in 2015.

We manufacture “in-house” and contract with third parties to manufacture our products, which we refer to collectively in this CMR as “products”. A review of the Bills of Materials used in our products showed that the 3TGs are necessary for the functionality of our products.

All Diodes’ products contain one or more 3TGs and are thus within the scope of the Rule. On the basis of our “reasonable country of origin inquiry” required by the Rule and described in Section II, some of the 3TGs contained in our products have originated in the Democratic Republic of Congo (“DRC”) or an adjoining country (each a “Covered Country” for purposes of the Rule. For that reason, we are submitting this CMR, which describes the conflict minerals due diligence we have performed pursuant to the Rule, as an exhibit to our Form SD.

This CMR, which includes sections titled Reasonable Country of Origin Inquiry, Due Diligence Design and Performance, Smelter Information, Improvements from 2014 Conflict Minerals Report and Future Actions, is designed to meet the reporting requirements of the Rule. It is publicly available on our website.

II. REASONABLE COUNTRY OF ORIGIN INQUIRY (RCOI)

Our RCOI corresponds to the first and second steps of the five-step OECD Guidance, as that Guidance (including its Supplements) applies to each of the 3TGs and to Diodes as a “downstream company.” The OECD Guidance provides a framework for detailed due diligence to support responsible global supply-chain management of minerals, including the 3TGs, and is the only internationally recognized framework for Conflict Minerals due diligence.

Diodes is a direct and contract manufacturer with an extensive supply chain comprised of several layers of suppliers positioned between ourselves and 3TG smelters/refiners and mines. Our contracts require our supplier partners to identify each and every substance including, but not limited to, 3TGs contained in the materials/products supplied to us. We refer collectively in this CMR to our manufacturing partners and their respective contracted suppliers as “in-scope suppliers.” Due to our extended supply chain, we rely on our in-scope suppliers to provide us with information concerning the sources and chains of custody of 3TGs necessary to the functionality or production of our products. Because of our operation size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. We provide detail on our supply chain due diligence process in Section III.

A. Establish Strong Company Management Systems

1. Company Policies

Diodes’ “Statement on Conflict Minerals” (See http://diodes.com/pdfs/DiodesIncorporatedStatementOnConflictMinerals.pdf) describes our approach and commitment to work towards a goal of sourcing only conflict-free 3TGs in our products. Diodes is committed to the sourcing of raw materials in a way that supports human rights, labour, health and safety, environment and ethics. Consistent with this commitment, we address the issues associated with the harvesting, extraction and transportation of raw materials as a global responsibility applicable to all substances used in our products - unbounded by specific materials or locations. Diodes’ policies also include, but are not limited to, Diodes’ Supplier Code of Conduct, which defines our expectations concerning ethical business, employment, and expected behaviours for all Diodes’ employees. Diodes’ policies and procedures require contracted suppliers to immediately notify Diodes if they obtain information or knowledge that minerals used in the products that they supply to Diodes may contain 3TGs from a Covered Country that may be directly or indirectly financing or benefitting armed groups in those countries. Such information would trigger an escalation process that may result in termination of Diodes’ business relationship with the supplier. For more information, see Section III below.

2. Internal Management Team

Development and implementation of Diodes’ Conflict Minerals due diligence plan requires engagement of various Diodes departments, including, but not limited to, Sub-contract Management, Engineering, Finance, Legal, Purchasing and Quality. The team of subject matter experts is responsible for implementing our Conflict Minerals compliance strategy and is led by our Quality Systems Manager who acts as the Conflict Minerals Program Manager. Senior management is updated on the results of our due diligence efforts on a regular basis. The team also trains other Diodes personnel on their roles and responsibilities for implementing and supporting Diodes’ responsible sourcing program.

Because we do not have a direct relationship with Conflict Mineral smelters or refiners (“SORs”) and do not perform or direct Conflict Mineral audits of these entities within our supply chain, we follow the following industry-wide initiatives:

•	The Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative (“EICC-GeSI”); and

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The Conflict-Free Sourcing Initiative (“CFSI”), a voluntary program in which independent third-party audits are used to identify SORs that have systems in place to assure sourcing of only conflict-free materials.

As a result of this we have periodically updated our publicly available Conflict Minerals reporting template (“CMRT”) declaration, as well as updating information retrieved from our suppliers’ CMRTs. The CMRT declaration, which is a standardized reporting template developed by the CFSI, facilitates the transfer of information through the supply chain regarding mineral country of origin and SORs being utilized.

We also monitor data as updated on the CFSI web site at http://www.conflictfreesourcing.org/conflict-free-smelter-refiner-lists/? regularly. We request updates of our suppliers’ CMRT declarations to be in compliance with the latest revision of the CMRT reporting template.

We have outlined expectations regarding use of Conflict Minerals in our Corporate Supplier Quality specifications. We request all identified Conflict Mineral suppliers to disseminate our requirements along their supply chain.

We rely upon our suppliers to provide us with information about the sources of Conflict Minerals contained in the materials/products supplied to us. Our suppliers are similarly reliant upon information provided by their sub-tier suppliers.

3. System of Supply Chain Controls and Transparency

We require our suppliers of materials and components for our products to fully disclose the substances that are present in the materials/products supplied to us, which may include information obtained from sub-tier suppliers. These material disclosure requirements explicitly cover 3TGs. Our contracted suppliers are responsible for communicating these 3TG sourcing requirements and specifications to their suppliers. These disclosures are assessed for correct completion, credibility and potential sourcing risk. In cases where risk is identified, Diodes implements an escalation policy, which may result in termination of the business relationship with the supplier.

4. Supplier Engagement

In light of our corporate size, and the depth, breadth and constant evolution of our supply chain, we rely on our suppliers of materials and components to provide us with information concerning the source and chain of custody of 3TGs contained in the products they supply to us. Many of our suppliers are also subject to the Rule and they rely on information provided by their upstream suppliers.

We drive responsible sourcing through our extended supply chain by exercising due diligence regarding our suppliers’ sourcing of 3TGs in their upstream supply chains. We also support broader industry efforts to promote responsible mining and sourcing, as outlined above. Finally, we review all documentation supplied by our contracted suppliers to verify conformance to Diodes’ requirements. More information concerning this review is set out below.

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Supplier Due Diligence: We require our  suppliers whose products are believed to contain 3TG to meet our material disclosure requirements and related responsible sourcing policies through contractual provisions and product specifications that we communicate, monitor and track electronically to ensure that suppliers are meeting our requirements. These policies and procedures are outlined in Section III. We also assist our directly contracted suppliers to meet our requirements through direct communications.

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Supplier Verification: Diodes performs verifications of its materials/products suppliers to assess their conformance to our requirements, which includes supply chain transparency. All new materials/products suppliers undergo an initial capability assessment to verify conformance to Diodes’ requirements. Diodes selects and retains only those suppliers who commit to meeting these requirements. A failure by a supplier or any sub-tier supplier to conform to these requirements may constitute a breach of the supplier’s contractual agreement with Diodes.

The CFSI’s “Reasonable Practices to Identify Sources of Conflict Minerals: Practical Guidance for Downstream Companies” document states that “the red flag triggers are exclusively upstream of the [smelters or refiners].” Because of this we mitigate risks associated with the sourcing of 3TGs by working with our suppliers to identify 3TG SORs and encouraging those facilities to become compliant with the relevant CFSP assessment protocol or if this does not occur, encouraging the supplier to use an alternate facility that is CFSP compliant. We require our suppliers to actively work with their upstream suppliers to mitigate risks associated with their 3TG sourcing.

5. Grievance Mechanism

Diodes’ Code of Business Conduct includes our commitment to provide an anonymous grievance reporting mechanism for our employees who may be affected by our operations. The policy encourages Diodes employees to report suspected violations. We investigate and, where appropriate, take remedial action to address reported incidents.

B. Identify and Assess Risk in the Supply Chain

We have taken the following steps to identify and assess supplier conflict mineral sourcing risk in the 2015 reporting period:

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We surveyed all our potential in-scope suppliers to determine the status of any 3TGs contained in products and materials supplied to Diodes during the 2015 reporting period which are ultimately sold on to customers in our products. We identified 86 such suppliers. The survey utilized the CFSI CMRT which requests a list of all SORs from which its 3TGs were ultimately sourced, which may require that the same inquiry be made to sub-tier suppliers.

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The survey was conducted in accordance with the OECD Guidance as tailored for our role as a downstream company. Supplier CMRT submissions were reviewed to validate that they were completed correctly and to identify any contradictions or inconsistencies.

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Of the 86 potential suppliers of products containing 3TG who were surveyed, 75 were determined to be actual suppliers of products containing 3TG during the 2015 reporting period. We received survey responses from all 86 suppliers, with many being referred back following our checking, validation and due diligence activities.

III. DUE DILIGENCE DESIGN AND PERFORMANCE

On the basis of our RCOI, we have determined that some of the 3TGs contained in our products may have originated in one or more Covered Countries. Accordingly, we performed due diligence on the source and chain of custody of those 3TGs to seek to confirm that the SORs were certified by the CFSI.

A. Due Diligence Design

Our due diligence measures have been designed to conform to an internationally recognized due diligence framework.

B. Due Diligence Performance

1. Design and Implement a Strategy to Respond to Risks

Diodes encourages its suppliers to take affirmative actions to minimize the possible sourcing of 3TGs from conflict-affected areas by doing the following:

•	Exercising due diligence on the source and chain of custody of any 3TG contained in raw materials and/or parts they provide to Diodes.

•	Identifying by name each SOR that has processed or otherwise handled 3TGs contained in those materials and/or parts.

•	Encouraging those SORs to participate in the CFSP or an equivalent third party conflict-free certification scheme.

•   Seeking to ensure that minerals in their supply chain are are not being sourced from the DRC or adjoining countries unless they are purchased from SORs that are listed as “conflict-free” on the CFSI website.

We encourage our suppliers to impose these same requirements on their sub-tier suppliers and to provide appropriate training and support to help their sub-tier suppliers meet Diodes’ requirements. To facilitate this process, we direct our suppliers to utilize the common industry template provided by the CFSI and found at www.conflictfreesourcing.org.

2. Report on Supply Chain Due Diligence

Diodes’ Statement on Conflict Minerals is available on our external website at http://www.diodes.com/pdfs/DiodesIncorporatedStatementOnConflictMinerals.pdf. We file our CMR, required by Section 1502 of the Dodd-Frank Act, annually with the SEC. These disclosures are also publicly available on our website at http://www.diodes.com/pdfs/conflictmineralsreport2015.pdf

IV. SMELTER INFORMATION

A. 3TG Processing Facilities

As described in Section II, we require our suppliers of materials and components for our products to provide full material declarations for all substances, including 3TGs, contained in the products they supply to us. For smelter and refiner identification, the vast majority of our suppliers provided data at a company or divisional level. We are therefore unable to be certain that the 3TG reported by the suppliers were contained in the materials or components supplied to us or that the SORs reported by our suppliers are all in our supply chain.

Our supplier survey data revealed 92 potential 3TG smelters or refiners in the Diodes’ supply chain, all of which are listed on the CFSI website.

Listed below are the smelters and refiners we have determined to be potentially in our supply chain for 2015 that have processed Conflict Minerals, the conflict status of which is undeterminable. As explained above, the presence of a smelter or refiner on the list does not indicate that our products necessarily contain Conflict Minerals processed by that smelter or refiner.

Table 1: Conflict Mineral Status of Smelters and Refiners

Facility (Smelter or Refiner) Name	Conflict-Free Status	Downstream Company
Aida Chemical Industries Co., Ltd.	Compliant	Diodes
Allgemeine Gold-und Silberscheideanstalt A.G.	Compliant	Diodes
Alpha	Compliant	Diodes
AngloGold Ashanti Córrego do Sítio Mineração	Compliant	Diodes
Argor-Heraeus SA	Compliant	Diodes
Asahi Pretec Corporation	Compliant	Diodes
Asahi Refining Canada Limited	Compliant	Diodes
Asahi Refining USA Inc.	Compliant	Diodes
Aurubis AG	Compliant	Diodes
CCR Refinery - Glencore Canada Corporation	Compliant	Diodes
Chimet S.p.A.	Compliant	Diodes
China Tin Group Co., Ltd.	Compliant	Diodes
Chongyi Zhangyuan Tungsten Co., Ltd.	Compliant	Diodes
CV United Smelting	Compliant	Diodes
Dowa	Compliant	Diodes
EM Vinto	Compliant	Diodes
Fenix Metals	Compliant	Diodes
Ganzhou Huaxing Tungsten Products Co., Ltd.	Compliant	Diodes
Ganzhou Seadragon W & Mo Co., Ltd.	Compliant	Diodes
Gejiu Non-Ferrous Metal Processing Co., Ltd.	Compliant	Diodes
Global Tungsten & Powders Corp.	Compliant	Diodes
H.C. Starck GmbH	Compliant	Diodes
Heimerle + Meule GmbH	Compliant	Diodes
Heraeus Ltd. Hong Kong	Compliant	Diodes
Heraeus Precious Metals GmbH & Co. KG	Compliant	Diodes
Hunan Chunchang Nonferrous Metals Co., Ltd.	Compliant	Diodes
Ishifuku Metal Industry Co., Ltd.	Compliant	Diodes
JX Nippon Mining & Metals Co., Ltd.	Compliant	Diodes
Kojima Chemicals Co., Ltd.	Compliant	Diodes
LS-NIKKO Copper Inc.	Compliant	Diodes
Malaysia Smelting Corporation (MSC)	Compliant	Diodes
Materion	Compliant	Diodes
Matsuda Sangyo Co., Ltd.	Compliant	Diodes
Metallo-Chimique N.V.	Compliant	Diodes
Metalor Technologies (Hong Kong) Ltd.	Compliant	Diodes
Metalor Technologies SA	Compliant	Diodes
Metalor USA Refining Corporation	Compliant	Diodes
Mineração Taboca S.A.	Compliant	Diodes
Minsur	Compliant	Diodes
Mitsubishi Materials Corporation	Compliant	Diodes
Mitsubishi Materials Corporation	Compliant	Diodes
Mitsui Mining and Smelting Co., Ltd.	Compliant	Diodes
Nihon Material Co., Ltd.	Compliant	Diodes
Ohura Precious Metal Industry Co., Ltd.	Compliant	Diodes
Operaciones Metalurgical S.A.	Compliant	Diodes
PT Bangka Tin Industry	Compliant	Diodes
PT Bukit Timah	Compliant	Diodes
PT DS Jaya Abadi	Compliant	Diodes
PT Eunindo Usaha Mandiri	Compliant	Diodes
PT Mitra Stania Prima	Compliant	Diodes
PT Refined Bangka Tin	Compliant	Diodes
PT Sariwiguna Binasentosa	Compliant	Diodes
PT Stanindo Inti Perkasa	Compliant	Diodes
PT Timah (Persero) Tbk Kundur	Compliant	Diodes
PT Timah (Persero) Tbk Mentok	Compliant	Diodes
PT Tinindo Inter Nusa	Compliant	Diodes

Rand Refinery (Pty) Ltd.	Compliant	Diodes
Royal Canadian Mint	Compliant	Diodes
Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	Compliant	Diodes
Solar Applied Materials Technology Corp.	Compliant	Diodes
Sumitomo Metal Mining Co., Ltd.	Compliant	Diodes
Tanaka Kikinzoku Kogyo K.K.	Compliant	Diodes
Thaisarco	Compliant	Diodes
The Refinery of Shandong Gold Mining Co., Ltd.	Compliant	Diodes
Tokuriki Honten Co., Ltd.	Compliant	Diodes
Umicore SA Business Unit Precious Metals Refining	Compliant	Diodes
United Precious Metal Refining, Inc.	Compliant	Diodes
Valcambi SA	Compliant	Diodes
Western Australian Mint trading as The Perth Mint	Compliant	Diodes
White Solder Metalurgia e Mineração Ltda.	Compliant	Diodes
Xiamen Tungsten (H.C.) Co., Ltd.	Compliant	Diodes
Xiamen Tungsten Co., Ltd.	Compliant	Diodes
Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CFSI Active	Diodes
Yunnan Tin Group (Holding) Company Limited	Compliant	Diodes
Zhongyuan Gold Smelter of Zhongjin Gold Corporation	Compliant	Diodes
Asaka Riken Co., Ltd.	Compliant	Diodes (*)
Eco-System Recycling Co., Ltd.	Compliant	Diodes (*)
Elemetal Refining, LLC	Compliant	Diodes (*)
Yamamoto Precious Metal Co., Ltd.	Compliant	Diodes (*)
Yokohama Metal Co., Ltd.	Compliant	Diodes (*)
Global Advanced Metals Boyertown	Compliant	Diodes (*)
H.C. Starck Co., Ltd.	Compliant	Diodes (*)
H.C. Starck GmbH Goslar	Compliant	Diodes (*)
H.C. Starck GmbH Laufenburg	Compliant	Diodes (*)
H.C. Starck Hermsdorf GmbH	Compliant	Diodes (*)
H.C. Starck Inc.	Compliant	Diodes (*)
H.C. Starck Ltd.	Compliant	Diodes (*)
H.C. Starck Smelting GmbH & Co.KG	Compliant	Diodes (*)
Ningxia Orient Tantalum Industry Co., Ltd.	Compliant	Diodes (*)
Plansee SE Liezen	Compliant	Diodes (*)
Ulba Metallurgical Plant JSC	Compliant	Diodes (*)
Japan New Metals Co., Ltd.	Compliant	Diodes (*)

(*):Added through Pericom acquisition.

B. 3TG Countries of Origin

To draw reliable conclusions as to 3TG countries of origin, we have, in line with the OECD Guidance, relied on our suppliers’ use of the CMRT as a tool for querying and transmitting information along the 3TG supply chain. We also have relied, again in line with the OECD Guidance, on the CFSP website as another valuable country-of-origin determination tool.

Countries of origin for the CFSP-compliant SORs that were identified on our list include: Australia, Austria, Belgium, Bolivia, Brazil, Canada, China, Germany, Indonesia, Italy, Japan, Kazakhstan, Korea, Malaysia, Peru, Poland, South Africa, Switzerland, Taiwan, Thailand, and United States.

For identified conflict-free smelters for which minerals sourcing information is available from CFSI:

•	18 conflict-free smelters or refiners are sourcing from the Covered Countries.

•	11% of the conflict-free smelters or refiners process only recycled or scrap material.

•	81% of the conflict-free smelters are not sourcing from the Covered Countries.

C. 3TG Mines or Locations of Origin

Based upon our experience, we have concluded that requiring our contracted suppliers to complete the CMRT represents the most reasonable best effort we can make at this time to identify the mines, smelters and countries of origin of 3TGs contained in our products with the greatest possible specificity. To date, CFSI has validated through facility audits that its conflict-free smelters are not sourcing 3TGs in a manner that contributes to armed conflict, even for those sourcing from mines or smelters located in the Covered Countries.

V. IMPROVEMENTS FROM 2014 CMR

Diodes’ key 2015 accomplishments and improvements are summarized below. We made considerable progress, although direct comparisons to the 2014 reporting period data are made difficult by supply chain complexities, increased supplier scope due to our acquisition of Pericom and year-to-year variances in the data pool.

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The number of validated conflict-free smelters in Diodes’ supply chain increased from 68 to 91 due to our acquisition and integration of Pericom, additional information received from suppliers and progress in CFSI’s program.

•	We found improved supplier due diligence, which we attribute to the continuing efforts of CFSI and adjustment of the industry to the conflict minerals reporting requirements.

•	We made a number of refinements in Diodes’ responsible sourcing escalation procedure for suppliers.

VI. FUTURE MEASURES

We have taken, or intend to take, the following steps to improve the due diligence conducted to further mitigate any risk that the 3TGs in our products could benefit armed groups in the DRC or adjoining countries:

•	Continue to refine and improve internal procedures and processes to enhance alignment with the OECD Guidance, including Diodes’ supplier escalation process.

•	Continue to refine supplier data by conducting outreach where reported data is incomplete or uncertain and direct suppliers to reporting resources.

•	Enhance the use of systems for improved tracking, evaluating and storing of supplier 3TG due diligence data.

•	Participate in training and information webinars provided by customers and international organisations active in the conflict minerals compliance field.